OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

August 26, 2014

Via Electronic Transmission

Ms. Deborah Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer Dividend Opportunity Fund (previously named Oppenheimer Select Value Fund) (SEC File 811-21208)

Dear Ms. Skeens:

Below please find a response to your comments received on July 11, 2014 to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Dividend Opportunity Fund (the “Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2014. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	The Registration Statement has incomplete information. Please confirm that all missing information will be filed by amendment. .

The Registrant confirms that all missing information will be filed by amendment, including exhibits (such as the consent of its independent registered public accounting firm).

2.	Please confirm whether it is appropriate to include Time Zone Arbitrage as a risk in the Summary section of the Prospectus.

Time Zone Arbitrage has been removed from the Summary section of the Prospectus.

3.	Please clarify how Class I shares differ from Class Y shares, given that both classes appear to be for institutional investors.

The disclosure for Class I shares distinguishes them from Class Y shares. Class I shares differ from Class Y shares in the following ways:

•	Class I shares require a minimum initial investment of $5 million per account (waived for retirement plan service provider platforms, and for investment companies advised or subadvised by the Manager or an affiliate of the Manager). Class Y shares do not share this requirement.
•	The minimum account balance for Class I shares is $2.5 million. If a Class I share account balance falls below this minimum, the account may be involuntarily redeemed or converted into a Class Y share account. Such minimum account balance policy does not apply to accounts where the minimum investment is waived.
•	Class I shares must trade through an omnibus, trust, or similar pooled account. Class Y shares do not share this requirement.
•	Class I shares have no commission payments, account servicing fees, recordkeeping fees, 12b-1 fees, transfer agent fees, so called “finder’s fees,” administrative fees, or other similar fees. Class Y shares do not share this requirement.
•	Class Y shares are available to certain eligible employees, as defined in the Prospectus. Class I shares are not available to those eligible employees.
•	Class Y shares are available to wrap fee-based programs and fee-based clients of a broker, dealer, registered investment advisor or other financial intermediary.
4.	Since retirement plan platforms (as opposed to retirement plan service provider platforms) can purchase both Class Y and Class I shares, please explain the circumstances under which Retirement Plan Platforms would invest in Class Y shares with more than $5 million.

A “retirement plan platform”, as listed in the relevant disclosure, is equivalent to the term “retirement plan service provider platform.” The Fund’s share classes are designed to offer multiple pricing structures for investors, including retirement plan platforms. Such platforms have a variety of fee structures and arrangements, and may elect to purchase Class Y shares to reflect its individual financial model, as agreed with retirement plan sponsors on that platform.

5.	As required by Item 16(f)(2) of Form N-1A, with respect to ongoing arrangements to make available information about the Fund’s portfolio securities, please describe the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed. Also disclose any policies and procedures with respect to the receipt of compensation or other consideration in connection with the disclosure of information about portfolio securities.

With respect to compensation, the following disclosure included in the SAI appropriately outlines the policy on compensation and consideration with respect to portfolio holdings: “The Fund, the Manager/Sub-Adviser, the Distributor and the Transfer Agent and their affiliates and subsidiaries, employees, officers, and directors or trustees, shall neither solicit nor accept any compensation or other consideration (including any agreement to maintain assets in the Fund or in other investment companies or accounts managed by the Manager or any affiliated person of the Manager) in connection with the disclosure of the Fund's non-public portfolio holdings. The receipt of investment advisory fees or other fees and compensation paid to the Manager/Sub-Adviser and its subsidiaries pursuant to agreements approved by the Fund's Board shall not be deemed to be "compensation" or "consideration" for these purposes.”

With respect to the frequency of disclosure and the length of the lag, if any, between the date of the information and the date it is disclosed, the following disclosure has been added to the Fund’s SAI:

“For the categories of individuals and entities described below that have ongoing arrangements to receive portfolio holdings information, such information may be furnished as often as appropriate for the purpose for which it is being provided, which may be as frequently as daily and often with no time lag between the date of the information and the date it is furnished.”

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc:	Kramer Levin Naftalis & Frankel LLP
Lori E. Bostrom, Esq.